Exhibit 1.3

                              [BROCKER LETTERHEAD]


     Edmonton,  AB - October 12, 2001.  Brocker  Technology Group Ltd.  (Nasdaq:
BTGL,  TSE:  BKI,   http://www.brockergroup.com)   today  issued  the  following
announcement.

     The Company disclosed in prior press releases that the Staff of the Nasdaq Stock Market had notified the Company that the Company's Common Stock was subject to delisting from the Nasdaq National Market because of the Company's failure to satisfy certain Nasdaq requirements for continued listing. These requirements relate to minimum market value of the Company's publicly held common stock, minimum bid price, minimum stockholders' equity and minimum net tangible assets as set forth in Market Place Rules 4450(a)(2) and (a)(3).

     The Company was required by SEC rules to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2001 by September 30, 2001. The Company, however, has not yet done so because it is still in the process of preparing the report. The Company has been notified by the Staff of the Nasdaq Stock Market that the Company's failure to timely file this report is inconsistent with the requirements for continued listing set forth in Market Place Rule 4310(c)(14) and that such failure was an additional basis for delisting the Company's common stock

     The Staff's determination to delist the Company's Common Stock is to be reviewed by an Independent Panel in accordance with the procedures provided by the Nasdaq Stock Market rules. The delisting will be stayed until the Independent Panel makes its determination on these matters. The Company cannot predict the outcome of the review process and, accordingly, there is no assurance that the Company's listing on the Nasdaq Stock Market will be continued. The Company's listing on the Toronto Stock Exchange is not affected by the Nasdaq Stock Market action.

About Brocker Technology Group

Brocker Technology Group is a communications company focused on improving information flows by delivering innovation and market leadership in telecommunication services, e-commerce strategies and information management technologies. Brocker subsidiary, Datec also provides a broad range of IT and communications solutions to companies across the South Pacific.

For more information on Brocker Technology Group, please visit the website, www.brockergroup.com or contact:

                                        Robert Rowell
                                        Investor Relations
                                        Telephone: 1-800-299-7823
                                        e-mail: rrowell@brockergroup.com


The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.